Exhibit 12

Cigna Corporation

Computation Of Ratio Of Earnings To Fixed Charges

	Nine Months Ended
	September 30,

(Dollars in millions)	2012	2011
Income before income taxes	$1,858	$1,444
Adjustments:
Income from equity investee	(8)	(11)
Income attributable to noncontrolling interest	-	(1)
Income before income taxes, as adjusted	$1,850	$1,432
Fixed charges included in income:
Interest expense	$201	$141
Interest portion of rental expense	33	32
Interest credited to contractholders	3	4
	$237	$177
Income available for fixed charges	$2,087	$1,609
RATIO OF EARNINGS TO FIXED CHARGES:	8.8	9.1